Exhibit 99.1
June, 2009 Investors Presentation

Disclaimer / "Safe Harbor" Statement This presentation does not, in any jurisdiction, and in particular not in the U.S., constitute or form part of, and should not be construed as, any offer for sale of, or solicitation of any offer to buy, or any investment advice in connection with, any securities of Satmex nor should it or any part of it form the basis of, or be relied on in connection with, any contract or commitment whatsoever. No representation or warranty, express or implied, is or will be made by Satmex, its directors, officers, employees, counsels or advisors or any other person as to the accuracy, completeness or fairness of the information or opinions contained in this presentation, and any reliance you place on them will be at your sole risk. Without prejudice to the foregoing, none of Satmex, its directors, officers, employees, counsels or advisors accept any liability whatsoever for any loss however arising, directly or indirectly, from use of this presentation or its contents or otherwise arising in connection therewith. This presentation contains forward-looking statements about Satmex, including but not necessarily limited to our anticipated financial performance, business trends and prospects, strategic priorities, and similar statements concerning anticipated future events and expectations that are not historical facts. These forward-looking statements are based on current information and expectations. We caution you that these statements are not guarantees of future performance and are subject to numerous risks and uncertainties, including intense competition in the satellite industry, the vulnerability of in-orbit satellites, rapid technological changes in the satellite industry, our dependence on the satellite industry for most of our revenues, our ability to obtain additional financing, the fluctuation of the U.S. Dollar-Mexican Peso exchange rate and other risks and uncertainties noted in our Securities and Exchange Commission filings, including our Annual Report on Form 20-F for the year ended December 31, 2007, and subsequent filings. We undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. This presentation contains non-U.S. GAAP financial measures, such as EBITDA and EBITDA Margin. EBITDA is defined as earnings before interest, taxes, depreciation and amortization. EBITDA Margin is computed as the percentage EBITDA bears to revenues. EBITDA is not a recognized term under U.S. GAAP. EBITDA does not represent net income or cash flows from operations, as these terms are defined under U.S. GAAP, and should not be considered as alternatives to net income as an indicator of operating performance or to cash flows as a measure of liquidity. Additionally, EBITDA is not intended to be a measure of cash flow available to management for discretionary use, as this measure does not consider certain cash requirements such as capital expenditures, tax payments and debt service requirements. EBITDA and EBITDA Margin as presented herein are not necessarily comparable to similarly titled measures reported by other companies. EBITDA and EBITDA Margin are presented herein because Satmex uses such information in its review of management and in performance of its business. For reconciliations of the non-U.S. GAAP financial measures to the most comparable U.S. GAAP financial measures, see the Financial Appendix.

Meeting Agenda Mission & Vision Satmex Business Strategy 2009 Key Indicators Consolidated 2009 Strategic Drivers 2009 Next Steps Annex

1. Mission & Vision

Mission Interconnect the Americas through High Quality Satellite Services Vision Be the most profitable and innovative Satellite Company, providing the greatest value to our customers, Human Resources and Shareholders 1. Mission & Vision

2. Satmex Business Strategy 2009

World Class Execution Combined With Vision to Build Long Term Value "Core Operational Improvement" 2. Financial Performance "On Going Growth Initiatives" "One Time Opportunities" "Strengthen the Capital Structure and Long Term Growth " 3. Compensation Strategy 1. FSS Revenue Generation 7. Alterna'TV 8. Enlaces Integra 10. Sol 2 11. State Reserve 12. Satmex 7 13. Capital Structure & Financing Alternatives 4. Communication Strategy 5. Processes 6. Compliance 9. Growth 2. Satmex Business Strategy 2009

3. Key Indicators Consolidated 2009

3. Satmex Key Indicators 2009 Consolidated Revenues and Cost & Expenses YTD March 31, 2009 USD Thousands 30,848 26,807 Revenues * See annex 1 9,166 Cost & Expenses (w/o D&A) 10,812 Q1-08 Q1-09 Q1-08 Q1-09

3. Satmex Key Indicators 2009 Consolidated EBITDA and Net Loss YTD March 31, 2009 USD Thousands (5,332) Net Loss (11,557) * See annex 1 21,682 EBITDA 15,995 Q1-08 Q1-09 Q1-08 Q1-09

3. Satmex Key Indicators 2009 Consolidated Turnover and Cash YTD March 31, 2009 USD Thousands 14 days Turnover Accounts Receivable Cash * See annex 2 16 days Q1-08 Q1-09 72,495 43,500 28,995 Q1-08 Q1-09 Financing from SSPN (Interest capitalized), 13,396 Operating Activities, 15,599

4. Strategic Drivers 2009

4. Strategic Drivers 2009 FSS Improvements As of March 31, 2009 USD Thousands (1) Does not consider State Reserve (1) +15.4% Var 3,474.1 MM

FSS Backlog evolution As of March 31, 2009 USD Backlog as of 31/03/09 $253.4 MM 2.6 years $253.4 MM $138.2 MM 4. Strategic Drivers 2009

Revenue by Segment Analysis YTD March 31, 2009 Significant decrease of "unattractive" customers' share Strong increase in Networks due to Telmex Peru capacity (1) Includes only Permanent Services (does not include Occasional, Month to Month, L Band, Alterna'TV, State Reserve and Others) (1) 64.9% 20.7% 2.9% 11.5% 69.2% 20.6% 4.8% 5.4% 4. Strategic Drivers 2009

Satellite Occupation by Band As of March 31, 2009 Notes: It is included just the capacity available for sale (State Reserve, Loral Usufructo and Satmex Own Use are not considered) (1) Capacity Optimization Satmex 5 Satmex 6 Ku-Band C-Band +13.16% +1.96% +6.51% +38.61% +2.54% +7.11% -0.97% +9.01% Q1-2008 Utilization Q1-2009 Utilization Var Q1-09 vs Q1-08 (1) 4. Strategic Drivers 2009

4. Strategic Drivers 2009

Q1-09 Pricing (1)

As of March 31, 2009
USD/MHz



C-Band
Ku-Band
Satmex 5
Q1-09
2,520
+1.2%
Q1-08
2,490
Q1-09
3,455
+1.6%
Q1-08
3,400
Satmex 6
Q1-09
2,260
+0.0%
Q1-08
2,260
Q1-09
3,440
+10.4%
Q1-08
3,115



Q1-09
Smx 6
54%
Smx 5
46%
Ku-Band
54%
C-Band
46%

(1) Weighted average price

17

5. Next Steps

5. Next Steps We have reached almost full occupancy on our Fleet Alternatives 1) Growth other existing business 2) Satmex 7 1.1 Alterna'TV (Programming Distribution) Poor Strategic Fit 1.2 Enlaces Integra Modest Potential due to high competition 2.1 Strengthen the Capital Structure for Long Term Growth - New Investors - Debt Restructuring

6. A N N E X

Satmex and Subsidiaries Consolidated Statements of Operations YTD March 31, 2009 USD Thousands ANNEX 1

Satmex and Subsidiaries Consolidated Balance Sheets YTD March 31, 2009 USD Thousands ANNEX 2

Health Summary Report As of April 1, 2009 (1) Solidaridad 2 is currently operating in inclined orbit SOLIDARIDAD 2 SATMEX 5 SATMEX 6 Longitude 114.9.0° W 116.8° W 113.0° W S/C Model BSS601 BSS601HP LS1300 Omega Launch date Oct 7, 1994 Dec 5, 1998 May 27, 2006 Handover date Nov 4, 1994 Jan 16, 1999 Jul 1, 2006 Remaining Design Life (As of April 1, 2009) 4.22 years (inc orbit) 4.79 years 12.25 years Subsystems All Functional All Functional All Functional (1) ANNEX 3